UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

EXPLANATORY NOTE

In connection with the 2024 Annual General and Special Meeting of Shareholders of Akanda Corp. (the “Company”), the Company hereby furnishes the following documents:

1.	Notice of Annual General and Special Meeting of the Shareholders of Akanda Corp. which is scheduled to be held on March 22, 2024, and Management Information Circular.

2.	Proxy Card.

The information contained in this Current Report on Form 6-K, including the exhibits hereto, are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-264450 and 333-267976).

Exhibit No.	Description
99.1	Notice of Annual General and Special Meeting of the Shareholders of Akanda Corp. which is scheduled to be held on March 22, 2024, and Management Information Circular.
99.2	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: March 11, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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